EXHIBIT 99.1

Crescent Point Announces Q1 2018 Results With Production Exceeding Targets, Reduced Annual Capital Expenditures and a $225 Million Non-Core Disposition

CALGARY, Alberta, May 03, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX:CPG) (NYSE:CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2018.

KEY HIGHLIGHTS

  Exceeded first quarter average production budget and currently ahead of expectations for second quarter 2018.
  Reduced 2018 capital expenditures by $25 million and targeting a total payout ratio of less than 100 percent.
  Finalizing agreement to dispose of approximately $225 million of assets with proceeds directed toward debt reduction.
  Expect 2018 exit net debt to funds flow from operations of less than 1.9 times, excluding proceeds from the disposition.
  Increased production and cash flow growth from U.S. assets and achieved strong initial East Shale Duvernay results.
  Nominated Mr. François Langlois to its Board of Directors, an independent director with over 35 years of direct oil and gas experience, most recently as Senior Vice President, Exploration and Production at Suncor Energy Inc.

"We had an excellent start to the year financially and operationally,” said Scott Saxberg, president and CEO of Crescent Point. “Our first half 2018 program, which is typically weighted to first quarter due to spring break-up, is under budget and has allowed for a $25 million reduction in annual expenditures. Our production results are also ahead of target and remain on track to meet or exceed guidance of seven percent exit growth. We expect to fund 2018 capital expenditures and dividends within funds flow, highlighting our financial discipline. We also plan to direct proceeds from the expected $225 million disposition to debt reduction.”

FINANCIAL HIGHLIGHTS

  Funds flow from operations totaled $428.9 million, or $0.78 per share diluted, based on an operating netback of $34.49 per boe or funds flow from operations of $26.71 per boe. First quarter 2018 netbacks were partially impacted by wider than normal oil differentials, which are expected to continue improving throughout the remainder of the year. The Company's payout ratio in the quarter, based on cash dividends paid of $0.09 per share, was 12 percent.
  Crescent Point spent $652.8 million on drilling and development activities during first quarter, drilling 314 (260.6 net) wells. Land, seismic and facilities capital expenditures totaled $80.2 million, primarily comprised of $62.8 million for new facilities in the Company's core areas. Crescent Point's revised 2018 capital expenditures guidance of $1.775 billion is $25 million less than its prior budget and expected to generate a total payout ratio of less than 100 percent, including dividends, based on current strip prices.
  Subsequent to the quarter, the Company closed a private placement of long-term debt in the form of senior guaranteed notes as part of its normal course issuance to add to its overall liquidity. The notes are unsecured and rank equally with Crescent Point’s obligations under its bank facilities. In total, US$143.5 million and CDN$80.0 million was raised through three separate series of notes at fixed Canadian dollar coupon rates ranging from 3.58 percent to 3.98 percent with maturities of five to seven years. Cross currency swaps were also entered into in order to remove foreign exchange risk for purposes of future principal and interest payments. Proceeds from the offering were used to repay a portion of the Company's outstanding bank debt and other senior guaranteed note near-term maturities.
  Crescent Point retains a significant amount of liquidity with no material near-term debt maturities. As at March 31, 2018, cash and unutilized credit capacity was approximately $1.4 billion, including the subsequent closing of the private placement. At current strip prices, the Company expects to exit 2018 with net debt to funds flow from operations of less than 1.9 times, excluding proceeds from the disposition, which is expected to close near the end of second quarter.
  As part of its risk management program to protect cash flow and strength of its balance sheet, Crescent Point remained active on its hedging program during first quarter 2018. As at April 27, 2018, the Company had over 50 percent of its oil and liquids production, net of royalty interest, hedged for the remainder of 2018 at a weighted average market value price of approximately CDN$74.00/bbl. For the first three quarters of 2019, over 35 percent of its oil and liquids production is hedged at a weighted average market value price of approximately CDN$77.00/bbl. Crescent Point also has significant natural gas production hedged extending through 2019 at a weighted average price of CDN$2.73/GJ.
  Building on its robust ongoing board renewal process, the Company recently nominated Mr. François Langlois, a new independent member to its Board of Directors. This marks the seventh independent addition since 2014.
  To incorporate feedback and further align compensation with returns and capital allocation, the Board of Directors elected to add a drilling rate of return metric to Crescent Point's pay-for-performance plan.

OPERATIONAL HIGHLIGHTS

  The Company achieved first quarter 2018 average production of 178,418 boe/d, comprised of approximately 90 percent oil and liquids. Crescent Point completed an active first quarter drilling program, which is expected to result in strong second quarter average production of over 182,000 boe/d, despite the seasonal impact of spring break-up.
  The Company significantly grew its U.S. operations, increasing production by approximately 60 percent year-over-year, primarily driven by high-impact wells from its Uinta Basin and North Dakota resource plays. As previously announced on April 3, 2018, Crescent Point completed a highly successful multi-zone stacked horizontal development program in the Uinta Basin during first quarter. Following these strong results, the Company completed a second stacked horizontal development program, which has been flowing for less than 30 days with positive initial results. Both programs targeted the horizontal development of the Castle Peak, Uteland Butte and Wasatch zones within the same drilling spacing unit.
  Crescent Point participated in two gross (one net) non-operated horizontal wells with a lateral length of one-and-a-half-miles in the East Shale Duvernay, as previously announced on April 3, 2018. The first well flowed at an impressive initial 30-day and 90-day rate of approximately 570 boe/d and 515 boe/d respectively, comprised of approximately 92 percent oil and liquids. The initial 30-day rate on the recently completed second well is similar to the first well, at approximately 535 boe/d. Production from these wells follows strong industry results in this early-stage resource play. The Company's capital expenditures budget currently includes four net operated East Shale Duvernay wells in the first half of 2018.
  In the Williston Basin and southwest Saskatchewan, Crescent Point's focus remained on low-risk, high-return infill development, step-out drilling to extend economic boundaries and its waterflood programs. Within the Flat Lake resource play in the Williston Basin, the Company also executed multi-well pad drilling for improved efficiencies and built new infrastructure to accommodate future growth.
  During first quarter 2018, Crescent Point's climate change and technology initiatives included advancing remote monitoring and field automation in the Uinta Basin, which are expected to reduce downtime, optimize wellbores and increase staff efficiency. The Company also installed its third solar power project and continued the use of cleaner fuel sources throughout its operations.

OUTLOOK

Crescent Point executed strong first quarter results and is currently ahead of expectations with second quarter average production expected to be over 182,000 boe/d. The Company remains on track to deliver seven percent exit production growth in 2018 and a monthly dividend to shareholders within funds flow from operations. This guidance follows the execution of an organic growth plan in 2017 that generated exit production growth of 10 percent per share.

"Throughout 2017, we increased the value of our company by identifying new high-impact drilling locations and increasing our strategic land position in the Uinta Basin, Flat Lake and emerging East Shale Duvernay resource plays for future organic growth," said Saxberg. "These new locations increased our total corporate productive capacity, which further enhanced our five-year plan. We now require approximately 1,000 fewer net wells to be drilled in order to achieve a similar production profile while incurring lower total cumulative capital expenditures. We are following up on our successes in each of our core resource plays in 2018, including the East Shale Duvernay, which is not reflected in our current forecast."

Crescent Point's recent expansion in the East Shale Duvernay resource play is aligned with its strategy of focusing on large oil-in-place pools with significant development upside. This light oil resource play, which the Company entered into at a low cost of approximately $315 per acre, is expected to provide scaleable economic growth with high-impact production and strong returns. This organic expansion is expected to be funded through the disposition of non-core assets.

"Subsequent to the quarter, we signed a non-binding letter of intent to dispose of approximately 3,200 boe/d of non-core assets for proceeds of approximately $225 million," said Saxberg. "We remain disciplined financially and will allocate proceeds from this disposition toward debt reduction. Following the closing of this transaction, which is expected near the end of second quarter, we will provide an updated annual guidance."

Crescent Point's expected non-core asset disposition of $225 million, annual capital expenditures reduction of $25 million and high-return capital allocation strategy, highlights its focus on maintaining a strong financial position. Proceeds from future non-core asset dispositions and excess funds flow from operations realized at higher commodity prices are expected to further enhance the Company's financial flexibility.

Crescent Point has made, and continues to make, strategic decisions that are focused on creating long-term shareholder value. The Board of Directors and management remain committed to listening and engaging with all shareholders, as highlighted by its ongoing board renewal process and changes to its pay-for-performance compensation plan. The Company is focused on the execution of its five-year plan, with a priority on financial discipline, organic growth in its high-productivity resource plays and continued improvements in efficiencies.

OPERATIONS REVIEW

Crescent Point's capital allocation strategy in 2018 continues to focus on returns and the long-term development of its core resource plays. Over 75 percent of net wells drilled in 2018 at US$55.00/bbl WTI, or approximately 90 percent at current strip prices, are expected to pay out in two years or less. Approximately 95 percent of the Company's 2018 capital expenditures budget is focused on three core areas in the Williston Basin, southwest Saskatchewan and Uinta Basin.

Summary of Drilling Results

The following table summarizes Crescent Point’s drilling results for the three months ended March 31, 2018:

Three months ended March 31, 2018	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Williston Basin (1)	-	174	-	4	-	178	151.7	100
Southwest Saskatchewan	-	109	-	-	-	109	89.3	100
Uinta Basin (1)	-	19	-	-	-	19	11.6	100
Other	-	8	-	-	-	8	8.0	100
Total	-	310	-	4	-	314	260.6	100

(1) The net well count is subject to final working interest determination

During first quarter 2018, over 70 percent of the Company's total capital expenditures program was allocated to the Williston Basin and southwest Saskatchewan and focused on low-risk, high-return infill development, step-out drilling and advancement of its waterflood programs. These assets are expected to continue to generate funds flow in excess of capital expenditures in 2018.

In the multi-zone Flat Lake resource play within the Williston Basin, Crescent Point had an active first quarter and drilled 81.7 net wells, up from 52.0 net wells in the prior year. The Company completed a step-out drilling program to further expand the economic boundaries of the Torquay zone and utilized multi-well pad drilling to increase efficiencies in the Ratcliffe zone. This resulted in an increase in year-over-year production of approximately 30 percent from these two zones. Crescent Point also added new infrastructure to accommodate future growth in the Flat Lake resource play.

During first quarter 2018, approximately 20 percent of Crescent Point's total capital expenditures program was allocated to the Uinta Basin. As previously released on April 3, 2018, the Company completed its first stacked horizontal development within the same drilling spacing unit, targeting the Castle Peak, Wasatch and Uteland Butte zones with strong initial production rates. Following on this success, Crescent Point completed a second stacked horizontal development program, which has been flowing for less than 30 days with positive initial results. During the remainder of 2018 and in 2019, the Company plans to advance two-mile multi-well pad development, which is expected to drive unit capital cost reductions of over 10 percent in 2019.

Crescent Point's first quarter 2018 waterflood program included the addition of over 50 injection wells. This included further implementation of injection control device (ICD) waterflood systems, which have demonstrated positive production results and increased water injectivity. Subsequent to first quarter, the Government of Saskatchewan granted technical approval for the Melrose unit, the third of the original four waterflood units within the Viewfield Bakken resource play. The Company has identified additional opportunities in the play for future waterflood expansion beyond these initial four units.

CONFERENCE CALL DETAILS

Crescent Point management will host a conference call on Thursday, May 3, 2018 at 10:00 a.m. MT (12:00 p.m. ET), to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 844-231-0101 or 216-562-0389 and entering the code 7279066. Alternatively, to listen to this event online, please enter https://edge.media-server.com/m6/p/k5hb86xq into any web browser.

The webcast will be archived for replay and can be accessed on Crescent Point's website at www.crescentpointenergy.com. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find Crescent Point's most recent investor presentation on the Company's website.

2018 GUIDANCE

The Company’s guidance for 2018 is as follows:

Total average annual production (boe/d) % Oil and NGLs	Prior 183,500 90%	Revised 183,500 90%
Exit production (boe/d)	195,000	195,000
Capital expenditures (1) Drilling and development ($ millions) Facilities and seismic ($ millions)	$1,610 $190	$1,595 $180
Total capital expenditures, before net land and property acquisitions ($ millions)	$1,800	$1,775

(1)    The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS

Scott Saxberg
President and Chief Executive Officer
May 3, 2018

The Company's unaudited financial statements and management’s discussion and analysis for the quarter ended March 31, 2018, are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31
(Cdn$ millions except per share and per boe amounts)	2018	2017
Financial
Cash flow from operating activities	462.0	416.2
Funds flow from operations (1)	428.9	427.1
Per share (2)	0.78	0.78
Net income (loss)	(90.7)	119.4
Per share (2)	(0.17)	0.22
Adjusted net earnings from operations (1)	63.4	61.9
Per share (1) (2)	0.12	0.11
Dividends declared	49.6	49.4
Per share (2)	0.09	0.09
Payout ratio (%) (1)	12	12
Net debt (1)	4,409.3	3,987.7
Net debt to funds flow from operations (1) (3)	2.5	2.5
Climate change initiatives and asset retirement (4)	10.3	9.3
Weighted average shares outstanding
Basic	547.1	544.5
Diluted	548.4	546.2
Operating
Average daily production
Crude oil (bbls/d)	141,312	139,303
NGLs (bbls/d)	18,775	17,061
Natural gas (mcf/d)	109,983	101,791
Total (boe/d)	178,418	173,329
Average selling prices (5)
Crude oil ($/bbl)	67.17	59.05
NGLs ($/bbl)	33.71	25.18
Natural gas ($/mcf)	2.42	3.06
Total ($/boe)	58.24	51.73
Netback ($/boe)
Oil and gas sales	58.24	51.73
Royalties	(8.82)	(7.29)
Operating expenses	(12.94)	(11.89)
Transportation expenses	(1.99)	(2.12)
Netback before hedging	34.49	30.43
Realized gain (loss) on derivatives	(2.21)	0.69
Netback (1)	32.28	31.12
Capital Expenditures
Capital acquisitions (dispositions), net (6)	(9.0)	137.5
Development capital expenditures (4)
Drilling and development	652.8	465.5
Facilities and seismic	69.2	53.8
Land	11.0	12.8
Total	733.0	532.1

(1) Funds flow from operations, adjusted net earnings from operations, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(4) Climate change initiatives and asset retirement includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(5) The average selling prices reported are before realized derivatives and transportation.
(6) Capital acquisitions (dispositions), net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "funds flow from operations", "funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "net debt", "net debt to funds flow from operations", "netback", "payout ratio" and "total payout ratio". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share - diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition activity, and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended March 31
($ millions)	2018	2017
Cash flow from operating activities	462.0	416.2
Changes in non-cash working capital	(44.1)	1.6
Transaction costs	0.7	0.5
Decommissioning expenditures	10.3	8.8
Funds flow from operations	428.9	427.1

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries on property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2018	2017
Net income (loss)	(90.7)	119.4
Amortization of E&E undeveloped land	38.8	31.0
Unrealized derivative (gains) losses	35.0	(89.1)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	124.0	(22.9)
Unrealized loss on long-term investments	11.8	3.2
Gain on capital dispositions	(0.9)	-
Deferred tax relating to adjustments	(54.6)	20.3
Adjusted net earnings from operations	63.4	61.9

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2018	March 31, 2017
Long-term debt (1)	4,412.9	4,183.4
Accounts payable and accrued liabilities	773.2	642.1
Dividends payable	16.9	16.5
Long-term compensation liability (2)	29.4	3.0
Cash	(14.7)	(85.8)
Accounts receivable	(382.5)	(330.3)
Prepaids and deposits	(10.0)	(10.9)
Long-term investments	(72.5)	(32.6)
Excludes:
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(343.4)	(397.7)
Net debt	4,409.3	3,987.7

(1) Includes current portion of long-term debt.

(2) Includes current portion of long-term compensation liability.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of netback is shown in the Financial and Operating Highlights section in this press release.

Payout ratio is calculated on a percentage basis as dividends declared divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Total payout ratio is calculated on a percentage basis as development capital expenditures and dividends declared divided by funds flow from operations. Total payout ratio is used by management to monitor the Company's capital reinvestment and dividend policy, as a percentage of the amount of funds flow from operations.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release release, respectively.

Forward-Looking Statements and Other Matters

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of  Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the Company’s 2018 capital expenditures budget and targeted payout ratio; expected 2018 exit net debt to funds flow from operations; expected timing for completing a non-core asset sale, the anticipated proceeds from the sale, the planned use of the proceeds, and the expected impact of the use of the proceeds from such sale on Crescent Point’s financial flexibility; the Company’s expected 2018 production growth and maintenance of the dividend; the belief that the Company will internally fund 2018 capital expenditures and dividends within cash flow; expected second quarter average production; the number of Duvernay wells expected to be drilled in the first half of 2018; the Company’s ongoing focus on low-risk, high-return infill development, step-out drilling to extend economic boundaries and waterflood program advancements, all in the Williston Basin and southwest Saskatchewan; the expected impact of the Crescent Point’s climate change and technology initiatives on downtime, wellbore optimization and staff efficiency; the expected improvement of differentials throughout the remainder of 2018; the expected impact of increasing the Company’s land positions in the Uinta Basin, Flat Lake and the East Shale Duvernay on the number of wells to be drilled within the Company’s five-year plan and the cumulative capital expenditures under the plan; the expectation that the East Shale Duvernay assets will provide low cost, scaleable economic growth with high-impact production and strong returns; the expected timing for Crescent Point to update is 2018 guidance; Crescent Point’s continued focus on delivery long-term value; the expected funding source to be expanded in the East Shale Duvernay; and the Company's focus on creating long-term shareholder value; the Company and Board's commitment to listening and engaging with all shareholders; the Company's focus on executing its five-year plan, prioritizing financial discipline, organic growth and continued improved efficiencies; the expected payout of the Company’s budgeted 2018 wells under different price assumptions; the expectation that the Company’s Williston Basin and southwest Saskatchewan assets will continue to generate funds flow in excess of capital expenditures in 2018; Crescent Point’s 2018 development program in the Uinta Basin and how the program is expected to drive unit capital cost reductions of over 10 percent in 2019; and Crescent Point’s 2018 guidance for annual and exit production and capital expenditures.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2017 under "Risk Factors," in our Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended March 31, 2018 under “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management’s Discussion and Analysis for the quarter ended March 31, 2018 under the headings “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone:	(403) 693-0020	Toll-free (US & Canada): 888-693-0020

Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1